Farmers Financial Solutions, LLC

(A wholly owned subsidiary of FFS Holding, LLC)

Statement of Financial Condition

December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52361

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FARMERS FINANCIAL SOLUTIONS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31051 AGOURA ROAD
                              (No. and Street)

WESTLAKE VILLAGE   CA   91361
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSHUA BORKIN   (818) 584-0258
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP
                    (Name – *if individual, state last, first, middle name*)

999 THIRD AVE, SUITE 2800 SEATTLE   WA   98104
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
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OATH OR AFFIRMATION

I, JOSHUA BORKIN _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
FARMERS FINANCIAL SOLUTIONS, LLC _____, as

of DECEMBER 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

CHIEF FINANCIAL OFFICER
_____
Title

See attached Notary
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura

Subscribed and sworn to (or affirmed) before me on this 18 day of Feb, 2021, by
(1) Joshua Borkin
(and (2) N/A),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

MICHELE MACKEL
Notary Public – California
Ventura County
Commission # 2187551
My Comm. Expires Apr 18, 2021

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Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affid **Document Date:** ______

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©2014 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827) Item #5910

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Index
December 31, 2019

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Farmers Financial Solutions, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Farmers Financial Solutions, LLC (the Company) as of December 31, 2020 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Phoenix, Arizona
February 15, 2021

We have served as the Company's auditor since 2017.

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	16,945,314
Commissions and fees receivable		1,979,211
Commissions and fees receivable from related parties		91,139
Deposit with clearing broker		100,004
Total assets	$	19,115,668
Liabilities and Member's Equity		
Liabilities		
Commissions and fees payable	$	1,576,480
Payable to FFS Holding, LLC		2,487,199
Total liabilities		4,063,679
Member's equity		
Total member's equity		15,051,989
Total liabilities and member's equity	$	19,115,668

The accompanying notes are an integral part of these financial statements.

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Notes to Financial Statements
December 31, 2020

1.   Organization

Background

Farmers Financial Solutions, LLC (the "Company"), a Nevada limited liability company formed on December 21, 1999, is a wholly owned subsidiary of FFS Holding, LLC (the "Parent"). The Parent, in turn, is a wholly owned subsidiary of Mid-Century Insurance Company ("Mid-Century"), which is wholly owned by the Farmers Property and Casualty Companies (the "Farmers P&C Companies").

The Farmers P&C Companies are comprised of Farmers Insurance Exchange ("FIE"), Fire Insurance Exchange ("Fire"), Truck Insurance Exchange ("Truck"), and their respective insurance subsidiaries. The Farmers P&C Companies' policies are marketed through its contracted agency force utilizing its trade name and logo, Farmers Insurance Group of Companies®.

Farmers Group, Inc. ("FGI") is an insurance holding company that provides management services, either directly or indirectly through wholly owned subsidiaries, as attorney-in-fact for certain members of the Farmers P&C Companies. The members of the Farmers P&C Companies are not owned in whole or in part by FGI. FGI is owned by Zurich Insurance Group ("Zurich"), a Swiss company headquartered in Zurich.

Nature of Operations

The Company functions as the broker-dealer for the contracted agency force shared by Farmers New World Life ("Farmers Life"), a wholly owned subsidiary of FGI, and the Farmers P&C Companies. The Company acts as a distributor of the Farmers Life variable annuity and life insurance contracts and offers fixed and index annuities, and variable life insurance contracts issued primarily by Equitable, Athene, AIG, and Farmers Life as a broker-dealer and insurance agency. The Company also offers mutual funds and 529 savings plans sponsored by various non-affiliates, collectively referred to as "funds".

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA is the Company's designated self-regulatory organization. In the normal course of business, the Company's customer activities involve the introduction or transmittal of customers' applications and funds to product sponsors for execution and settlement. The Company does not hold or maintain funds or securities, nor provide clearing services for customers or other broker-dealer(s). The Company does not carry customer accounts or otherwise hold customer funds. The firm is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the firm's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3 and otherwise limits its business activities to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Notes to Financial Statements
December 31, 2020

2.   **Summary of Significant Accounting Policies (continued)**

Use of Estimates
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash equivalents consist of funds invested in money market accounts and in other investments with original maturities not exceeding three months. The Company maintains its cash and cash equivalents primarily with one high credit quality financial institution. At times, cash balances may exceed the FDIC insurance limits.

At December 31, 2020, an amount of $8,206,081 was invested in the Blackrock Liquidity TempFund Institutional Money Market Fund. These funds are available to the Company on demand. This investment is carried at its net asset value, and is classified as a "Level 1" investment, and defined below.

Fair Value of Financial Assets and Financial Liabilities
The carrying value of cash and cash equivalents, receivables and payables approximate their fair value as a result of the short-term nature of these balances.

In accordance with the authoritative guidance on fair value measurements and disclosures, the Company discloses the fair value of its investment in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3   Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

As of December 31,2020, there were no fair value measurements using Level 2 or Level 3 inputs.

	Level 1	Level 2	Level 3	Total 12/31/2020
Money Market Funds	$ 8,206,081	$ -	$ -	$ 8,206,081

2.   **Summary of Significant Accounting Policies (continued)**

Deposit with Clearing Broker
This represents a deposit with the clearing broker of $100,004 as of December 31, 2020.

Commissions and Distribution Fees
All securities transactions for the Company's customers are executed and cleared by other broker-dealers. The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed and variable annuities, and insurance products. Commissions are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date when the underlying financial instrument or purchaser is identified, the pricing is agreed upon by product sponsor and customer, and the risks and rewards of ownership have been transferred to/from the customer. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Contract Balances
The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment. The Company had receivables related to revenues from contracts with customers of $2,070,350 and $2,251,078 at December 31, 2020 and January 1, 2020, respectively.

Income Taxes
The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the year ended December 31, 2020, the Company has provided for income taxes as if it were a stand-alone taxpayer. However, because the Company is not required to settle any tax liability, benefit or credit resulting from its separate tax position with the Parent, all tax liabilities or recoverables accrued by the Company are deemed settled by way of a capital contribution or capital distribution by or to the Parent. For the year ended December 31, 2020, the Company recorded a capital contribution in the amount of $390,494 related to the settlement of the current year tax provision. There were no deferred tax assets or liabilities as of December 31, 2020. There was no state income tax as the Company is owned by an insurance company which generally does not pay state income taxes. The Company believes that, as of December 31, 2020, it had no material uncertain tax position.

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Notes to Financial Statements
December 31, 2020

2. **Summary of Significant Accounting Policies (continued)**

    Recent Accounting Pronouncements
    On June 16, 2016, Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-13, *Financial Instruments – Credit Losses (Topic 326); Assets Measured at Amortized Cost ("ASU 2016-13" or "CECL")* to provide a more timely recording of credit losses on receivables and other assets measured at amortized cost. ASU 2016-13 was effective for the Company beginning January 1, 2020. The Company's receivables are short-term in nature and collection is reasonably assured. Accordingly, no transition adjustment was necessary at implementation.

    On December 18, 2019, Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2019-12, *Simplifying the Accounting for Income Taxes* to reduce the cost and complexity in accounting for income taxes in Topic 740. Prospective adoption is required in the first quarter of fiscal 2022 with early adoption permitted, including adoption in an interim period. The Company is currently evaluating the impact this update will have on its financial statements and the timing of adoption.

3. **Transactions with Affiliates and FGI**

    The Company has entered into an Administrative Service and Expense Sharing Agreement (the "Agreement") with the Parent dated November 27, 2003. The Company reimburses the Parent for costs incurred by the Parent to provide management and administrative services. Total expenses charged to the Company were $10,593,323 for the year ended December 31, 2020, which are reflected in operating expenses in the accompanying Statement of Income. At December 31, 2020, the Company had accounts payable with the Parent in the amount of $2,487,199.

    The employees of the Parent assigned to the Company are covered under benefit plans sponsored by FGI. All the compensation and benefit related expenses are allocated to the Company by the Parent.

    The Company has entered into a sales agreement with Farmers Life to act as distributors for the sale of variable annuity and variable life insurance contracts issued by Farmers Life. Commission revenue from Farmers Life variable annuity and life insurance contracts totaled $11,147,949 for the year ended December 31, 2020. Receivables from Farmers Life as of December 31, 2020 were $91,139.

4. **Commitments and Contingencies**

    During the normal course of its operations, the Company may incur additional liabilities due to existing conditions, situations, legal claims, regulatory matters, or circumstances involving uncertainty as to possible loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Management accrues for such liabilities to the extent that they are deemed probable and estimable. As of December 31, 2020, management believes that any such items would not have a material or adverse effect on its continuing operations.

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Notes to Financial Statements
December 31, 2020

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5.   **Net Capital Requirements**

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. As the Company does not have aggregate debit balances arising from customers' transactions, the Company's minimum net capital requirement is $250,000. At December 31, 2020, the Company had net capital of $14,183,210, which was $13,933,210 in excess of the amount required.

The Company does not carry customer accounts or otherwise hold customer funds. The firm is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the firm's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3 and otherwise limits its business activities to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

6.   **Risks and Uncertainties**

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. Since that time, the disease has continued to spread globally. While the disruption of the global economy is currently expected to be temporary, there is uncertainty around the duration of the pandemic. Therefore, the effects of the pandemic upon the Company's business, financial position, results of operations and cash flows cannot be reasonably estimated at this time.